Exhibit 99.1

For immediate release

SKIN STEROL CORRELATES WITH PRESENCE OF CORONARY CALCIUM

Simple, non-invasive test an effective tool to identify early heart disease

Toronto, Ontario (June 16, 2005) - - Skin tissue cholesterol, or skin sterol, appears to be at least as predictive of the presence of coronary calcium as traditional risk factors, including serum lipid measures, according to data published in the July issue of the journal Atherosclerosis. Coronary calcium reflects the presence of atherosclerosis (the hardening and narrowing of the arteries) and is thought to be predictive of cardiac events. Elevated levels of skin sterol, measured non-invasively by PREVU* Point of Care Skin Sterol Test, are strongly associated with subclinical, or hidden, coronary artery disease.

“This latest data confirm that skin sterol is an effective indicator in the identification of the presence of early heart disease,” said Dr. Brent Norton, President and Chief Executive Officer, IMI International Medical Innovations (TSX: IMI; Amex: IME), developer of the test. “Skin sterol is associated with the presence of coronary artery calcification independent of traditional risk factors, including blood cholesterol.”

PREVU* POC, licensed worldwide to McNeil Consumer Healthcare for marketing and distribution, tests the amount of sterol in the skin tissues. The test does not require the drawing of blood or a special pre-test diet and takes less than five minutes to perform. PREVU* POC is currently being commercialized in the United States, Canada and Europe where it is available as a point-of-care test.

The data come from a sub-study of the Multi-Ethnic Study on Atherosclerosis (MESA), sponsored by the National Heart, Lung and Blood Institute and conducted at Johns Hopkins Bayview Medical Center. Dr. Pamela Ouyang, Professor of Medicine at Johns Hopkins University, is the principal investigator of the skin sterol sub-study. Interim data from this MESA sub-study was presented at the 2003 American Heart Association annual meeting.

“Previous studies show that skin sterol is an independent risk factor for coronary artery disease,” said Dr. Ouyang. “This data suggests that skin sterol may be a tool to help identify at-risk individuals.”

About the Study
In the skin sterol sub-study cohort, 222 adults with no known cardiovascular disease underwent skin sterol testing, electron beam computed tomography (CT scan) for coronary calcium, B-mode ultrasound for carotid intima-media thickness (CIMT) and serum testing to measure total cholesterol, HDL, LDL and triglycerides. Skin sterol levels significantly correlated with the presence of coronary artery calcification, independent of serum lipids and lipoproteins in Caucasian subjects. The data showed that a 1-standard deviation increase in skin sterol was associated with a 187 percent increase in the odds of having calcium in the coronary artery. Neither skin sterol or serum lipids/lipoproteins demonstrated a correlation to coronary calcium in African-Americans.

The paper, titled Skin Tissue Cholesterol Assay Correlates with Presence of Coronary Calcium, is by Dhananjay Vaidya, Jingzhong Ding, Joel G. Hill, Joao A.C. Lima, John R. Crouse III, Richard A. Kronmal, Moyses Szklo and Pamela Ouyang.

About PREVU*
PREVU* Point of Care Skin Sterol Test, which does not require fasting or the drawing of blood, tests the amount of sterol, or skin tissue cholesterol. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease (CAD). PREVU* POC is currently being commercialized in the United States, Canada and Europe where it will be made available as a point of care test.

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. IMI’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. IMI’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.imimedical.com. For more information about PREVU*, please visit www.prevu.com.

Corporate Name Change
In September 2005, IMI will change its corporate name to PreMD Inc. to better reflect the company’s leading position in the predictive medicine field. The new website will be www.premdinc.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, the inability of the Company to change its name to PreMD Inc. in the time projected due to any reason, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. IMI is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

# # #

For more information, please contact:

Company Contact:	U.S. Investor Contact:
Sarah Borg-Olivier	Andrea Faville/John Nesbett
Director, Communications	The Investor Relations Group
T: (416) 222-3449	T: (212) 825-3210
sbolivier@imimedical.com	afaville@investorrelationsgroup.com
jnesbett@investorrelationsgroup.com